Exhibit 3.1

Bylaws (Excerpt)

Section 2.09  Quorum and Manner of Acting. At all meetings of shareholders, one-third of all shares entitled to vote at the meeting shall constitute a quorum. If a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders, unless the vote of a greater proportion or number or voting by classes is otherwise required by the laws of Colorado, the articles of incorporation or these bylaws. In the absence of a quorum, a majority of the shares so represented may adjourn the meeting from time to time for a period not to exceed sixty days at any one adjournment. At any such adjourned meeting, at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the original meeting.